August 6, 2012

Rufus Decker
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:          SEC comment letter dated August 2, 2012 re: Form 10-K for the fiscal year ended
December 31, 2011, etc.
File No. 1-35383

Dear Mr. Decker:

In response to your comment letter dated August 2, 2012 to Mr. John L. Sullivan III, Chief Financial Officer, The Eastern Company (the “Company”), per paragraph 2 we are notifying you that we will respond on September 21, 2012 which will be 10 business days after Mr. Sullivan returns from an overseas business trip.

The September 21st response date will allow Mr. Sullivan time to properly address the comments upon his return.

If you require any additional information, please contact me at The Eastern Company (203) 729- 2255 ext 105.

Sincerely,

/s/Leonard F. Leganza
Leonard F. Leganza
Chief Executive Officer
The Eastern Company